UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001- 39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District
Beijing, People’s Republic of China

(+86-10) 5923 6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Changes in Certifying Accountant

On June 5, 2025, the audit committee of Quhuo Limited, a Cayman Islands exempted company (the “Company”), dismissed Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm. Marcum Asia’s report on the financial statements for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principle.

During the fiscal years ended December 31, 2024 and 2023 and through the subsequent period up to and including the date of Marcum Asia’s dismissal, there were no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Marcum Asia, would have caused them to make reference to the subject matter of the disagreement in connection with their report on the Company’s financial statements for those periods. There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two fiscal years ended December 31, 2024 and 2023 or in the subsequent period up to and including the date of Marcum Asia’s dismissal.

The Company has provided a copy of the foregoing disclosures to Marcum Asia and requested that Marcum Asia furnish it with a letter addressed to the SEC stating whether Marcum Asia agrees with the above statements. A copy of Marcum Asia’s letter, dated June 12, 2025, is filed as Exhibit 16.1 to this Form 6-K.

On June 5, 2025, the audit committee of the Company approved the appointment of Guangdong Prouden CPAs GP (“Prouden”) as the Company’s independent registered public accounting firm. During the two most recent fiscal years and in the subsequent period through the appointment of Prouden, the Company has not consulted with Prouden with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 16.1 hereto, is incorporated by reference into the registration statements on Form S-8 (File No. 333-248884) and Form F-3, as amended (File No. 333-273087 and File No. 333-281997) of Quhuo Limited, and shall be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Number	Description of Exhibit

16.1	Letter of Marcum Asia CPAs LLP, dated June 12, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date:	June 12, 2025	By:	/s/ Leslie Yu
			Name:	Leslie Yu
			Title:	Chairman and Chief Executive Officer